
06017695


Emergis

September 12, 2006

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street N.W.
Washington, D.C.
U.S.A. - 20549


SUPPL
PROCESSING
SECTION
RECEIVED
OCT 11 2006
203
SEC MAIL
WASH. D.C.

John Sypnowich
Vice President and
General Counsel

**Re: Emergis Inc. (the "Corporation")**
**File No. 82-5206**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "Emergis' pharmacy software to be used at the Leslie Dan Faculty of Pharmacy of the University of Toronto" dated September 5, 2006;
- News Release entitled "Dinmar to develop eHealth strategic plan for Champlain Local Health Integration Network" dated September 6, 2006; and
- News Release entitled "La Capitale chooses Emergis for drug, dental and extended health claims management" dated September 12, 2006.

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

PROCESSED
OCT 26 2006
THOMSON
FINANCIAL

JS/sll
Enclosures

1000, rue de Sérigny
Bureau 600
Longueuil, Québec
J4K 5B1



# >>> News release

## Emergis' pharmacy software to be used at the Leslie Dan Faculty of Pharmacy of the University of Toronto

**Montréal, September 5, 2006** – Emergis Inc. (TSX: EME) today announced that the Leslie Dan Faculty of Pharmacy of the University of Toronto has chosen Emergis' pharmacy software to teach its more than 1,000 graduate and undergraduate students. Through an exclusive agreement, Emergis is offering the Faculty's students the opportunity to experience real-world pharmacy situations by supplying its pharmacy software and high-tech work stations until 2010. The software and work stations, complete with computers, monitors and printers, are set up in the Herbert R. Binder Shoppers Drug Mart Professional Practice Laboratory, in the new Leslie L. Dan Pharmacy Building to be inaugurated tomorrow.

"We are thankful to Emergis for its generous support of the professional practice laboratory," said Professor K. Wayne Hindmarsh, Dean of the Leslie Dan Faculty of Pharmacy. "Emergis' contribution adds to the authenticity of the "real-life" scenarios set up for students to develop pharmacy management skills. It is important for the Faculty to work with private sector companies. With their input, we make sure that we are training future pharmacists adequately to meet tomorrow's pharmacy market needs."

Emergis' portfolio of pharmacy management solutions is comprised of software which are used by approximately 40% of pharmacies in Canada and help pharmacists perform their laboratory tasks such as patient file management, drug dispensing, drug utilization review, drug inventories, automated ordering and reporting, and printing of customized labels and receipts.

"Emergis is honoured to be associated with forward-looking organizations such as the Leslie Dan Faculty of Pharmacy and to contribute to the learning experience of tomorrow's pharmacists," said François Gratton, Senior Vice-President, Provider Solutions of Emergis. "Emergis values its relationship with the pharmacy industry and is committed to pharmacy training in Canada. We believe in the important role of companies such as ours to contribute to the future of pharmacy professionals."

By associating itself with the University of Toronto's Faculty of Pharmacy, Emergis further extends its involvement in pharmacy training in Canada. The Company has made similar contributions and funded other sponsorships in the past, such as to the faculty of pharmacy of Université Laval, in Québec City, as part of a larger objective to contribute to the improvement of the health care sector in Canada.

Founded in 1827, the University of Toronto is Canada's largest university. Ranked among Canada's top research-intensive universities, the U of T offers teaching programs in 17 academic divisions, including pharmacy. The Leslie Dan Faculty of Pharmacy is the only faculty of pharmacy in Ontario and the largest in Canada. It has recently moved into the new Leslie L. Dan Pharmacy Building to offer Canadian and international students new teaching labs and lecture halls, to support a substantial increase in research activity and to accommodate a doubling of the enrolment in pharmacy programs.

**About Emergis**

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries and approximately 40% of all pharmacies. It also processes and enables transactions for the world's leading payment associations. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of September 5, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF SEPTEMBER 5, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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**Information:**
**Media:** Ann-Marie Gagné, 450 928-6361
**Investors:** John Gutpell, 450 928-6856



# > > > Communiqué de presse

## Le logiciel de gestion d'officine d'Emergis sera utilisé par la Faculté de pharmacie Leslie Dan de l'Université de Toronto

**Montréal, le 5 septembre 2006** — Emergis inc. (TSX : EME) a annoncé aujourd'hui que la Faculté de pharmacie Leslie Dan de l'Université de Toronto a choisi son logiciel de gestion d'officine pour dispenser son enseignement à plus de 1000 étudiants de premier cycle et de deuxième. Grâce à une entente exclusive, Emergis offre aux étudiants de la Faculté l'occasion de faire l'expérience de situations de travail concrètes en pharmacie en leur fournissant son logiciel de gestion d'officine ainsi que des postes de travail de pointe jusqu'en 2010. Le logiciel et les postes de travail, comprenant ordinateurs, écrans et imprimantes, sont installés dans le Herbert R. Binder Shoppers Drug Mart Professional Practice Laboratory, du nouveau Leslie L. Dan Pharmacy Building qui sera inauguré demain.

« Nous remercions Emergis de l'apport généreux accordé au laboratoire de pratique professionnelle, a indiqué le professeur K. Wayne Hindmarsh, doyen de la Faculté de pharmacie Leslie Dan. Son don ajoute à l'authenticité des scénarios concrets élaborés pour les étudiants pour développer leurs compétences en gestion de pharmacie. Il est important pour la Faculté de collaborer avec les entreprises du secteur privé. Leur contribution nous permet de nous assurer que nous formons les futurs pharmaciens adéquatement pour répondre aux besoins de la pharmacie de demain. »

La gamme de solutions pour la gestion de pharmacie d'Emergis est composée de logiciels qui sont utilisés par environ 40 % des pharmacies du Canada. Ces logiciels sont utilisés pour effectuer les tâches de laboratoire comme la gestion du dossier patient, la dispense de médicaments, la revue de l'utilisation des médicaments, les inventaires de médicaments, les ordonnances et les rapports automatisés ainsi que l'impression d'étiquettes et de reçus sur mesure.

« Emergis est honorée d'être associée à des organisations d'avant-garde comme la Faculté de pharmacie Leslie Dan et de contribuer à l'expérience d'apprentissage des pharmaciens de demain, a affirmé François Gratton, vice-président principal, Solutions aux professionnels de la santé d'Emergis. Emergis privilégie ses relations avec l'industrie pharmaceutique et désire collaborer à la formation des pharmaciens au Canada. Nous croyons que des compagnies comme la nôtre peuvent faire une contribution importante à l'avenir de la profession. »

En s'associant à la Faculté de pharmacie de l'Université de Toronto, Emergis élargit encore le champ de sa participation dans la formation des pharmaciens au Canada. La Société a fait d'autres contributions similaires et a aussi accordé des commandites dans le passé, notamment

à la Faculté de pharmacie de l'Université Laval à Québec, dans le cadre d'un objectif plus global de contribution à l'amélioration du secteur de la santé au Canada.

Fondée en 1827, l'Université de Toronto est la plus importante université du Canada. Classée parmi les universités de recherches les mieux cotées du Canada, l'Université de Toronto propose des programmes d'enseignement dans 17 programmes d'études, dont la pharmacie. La Faculté de pharmacie Leslie Dan est la seule en Ontario et la plus importante au Canada. Elle a récemment emménagé dans un nouvel édifice, le Leslie L. Dan Pharmacy Building, pour offrir aux étudiants canadiens et internationaux de nouveaux laboratoires d'enseignement et des salles de conférence pour soutenir une augmentation substantielle de ses activités de recherches et accepter deux fois plus d'étudiants aux programmes de pharmacie.

**À propos d'Emergis**

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, aux hôpitaux, à de grandes entreprises, aux avocats ou notaires en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 5 septembre 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient

examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter au Rapport annuel 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 5 SEPTEMBRE 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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**Renseignements :**
**Médias** : Ann-Marie Gagné, 450 928-6361
**Investisseurs** : John Gutpell, 450 928-6856



# >>> News release

## DINMAR to develop eHealth strategic plan for Champlain Local Health Integration Network

**Ottawa, Canada – September 6, 2006** – DINMAR, a wholly owned subsidiary of Emergis Inc. (TSX: EME), announced today that the Champlain Local Health Integration Network (LHIN) of Ontario in Canada has selected DINMAR to create a five-year strategic plan for information management, information technology, and electronic health initiatives. The project will address all components of information at a strategic level and evaluate, prioritize and align regional initiatives with the provincial and federal initiatives. DINMAR will be working with all regional stakeholders to develop the most appropriate plan for the Champlain LHIN and expects to complete the plan by October 2006.

LHINs plan, integrate, and fund local health services, and are focused on easing patient access to necessary care. With respect to DINMAR's involvement in the newly formed Champlain LHIN, the strategic plan will address all aspects of health information, including the community and hospital sectors, as it pertains to patient care delivery and management, decision support, and operations. Also within the project scope are the identification of required supporting technologies and infrastructure.

"Among the competing firms, DINMAR's broad depth of knowledge on regional issues was a clear differentiator," commented Robert Cushman, the CEO of the Champlain LHIN. "We look forward to working closely with DINMAR during this critical time of transition and integration across the entire region."

The Champlain LHIN is one of 14 formed as a result of the "Transformation Agenda" established by Ontario's Ministry of Health and Long Term Care. Comprising over 200 health care organizations of various types and sizes across the continuum of care, the network spans 20,000 square kilometers including several small communities, rural areas, and the Ottawa urban area. Nearly 1.1 million people reside within the Champlain LHIN, representing nearly 10% of all Ontarians.

"We are very excited to be contributing to this important initiative as we have with other similar regional programs," said DINMAR's President and CEO Mark Groper. The universal goal is to improve efficiency and effectiveness through our hands-on functional and technical know-how, as well as our understanding of industry best practices and future trends,"

**About Champlain LHIN**

Headquartered in Ottawa, the Champlain LHIN includes Renfrew County; the City of Ottawa; and the Counties of Prescott and Russell; Stormont; Dundas and Glengarry; Lanark County; and a section of Leeds and Grenville. For more information visit: www.lhins.on.ca.

**About DINMAR**

DINMAR, a wholly owned subsidiary of Emergis Inc., is a leading North American provider of health care information technology solutions. The Company provides a diverse array of professional services such a strategic planning, implementation services, change management, and custom software engineering in addition to its health care-specific commercial software applications. With headquarters in Ottawa, Canada, the company has regional branches in Toronto, Edmonton, Melbourne, and Northern California. For more information, please visit www.dinmar.com.

**About Emergis**

Emergis, which acquired DINMAR in July 2006, is an IT leader that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, Emergis and its subsidiaries deliver solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries, and approximately 40% of all pharmacies. Emergis also processes and enables transactions for the world's leading payment associations. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of September 6, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a

linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS AT SEPTEMBER 6, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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**CONTACTS:**

**Emergis**
**Media:** Ann-Marie Gagné, 450 928-6361
**Investors:** John Gutpell, 450 928-6856

**DINMAR**
**Marketing:** Doug McCourt, marketing@dinmar.com, 707 658-5110



# >>> Communiqué de presse

## DINMAR élaborera un plan stratégique de services de santé en ligne pour le Réseau local d'intégration des services de santé de Champlain

**Ottawa, Canada – Le 6 septembre 2006 –** DINMAR, filiale en propriété exclusive d'Emergis inc. (TSX : EME), a annoncé aujourd'hui que le Réseau local d'intégration des services de santé (RLISS) de Champlain en Ontario, avait choisi DINMAR pour élaborer un plan stratégique quinquennal pour la gestion de l'information, la technologie de l'information et les initiatives de services de santé en ligne. Le projet touchera tous les éléments d'information à un niveau stratégique et comportera l'évaluation, l'établissement de l'ordre de priorité et l'alignement des initiatives régionales par rapport aux initiatives provinciales et fédérales. DINMAR travaillera avec tous les intervenants régionaux pour élaborer le plan qui conviendra le mieux au RLISS de Champlain, plan qu'elle entend compléter d'ici octobre 2006.

Les RLISS planifient, intègrent et financent les services de santé locaux et visent à faciliter l'accès des patients aux soins nécessaires. Pour ce qui est de la participation de DINMAR au RLISS de Champlain nouvellement formé, le plan stratégique abordera tous les aspects de l'information en matière de santé, notamment celle des collectivités et des hôpitaux, ayant trait à la prestation et à la gestion des soins aux patients, à l'aide à la décision et aux activités. La portée du projet englobe également la définition de l'infrastructure et des technologies de soutien requises.

« Le niveau approfondi de connaissance des questions régionales a permis à DINMAR de se démarquer nettement des diverses entreprises en compétition », a fait remarquer Robert Cushman, chef de la direction du RLISS de Champlain. « Nous nous réjouissons à l'idée de travailler étroitement avec DINMAR au cours de cette période critique de transition et d'intégration dans toute la région. »

Le RLISS de Champlain fait partie des 14 réseaux formés en conséquence du programme de transformation établi par le ministère de la Santé et des Soins de longue durée de l'Ontario. Le réseau, qui regroupe plus de 200 organismes du secteur de la santé de tailles et de types divers dans le continuum de soins, s'étend sur 20 000 kilomètres carrés incluant plusieurs petites collectivités, des zones rurales et la zone urbaine d'Ottawa. Près de 1,1 million de personnes résident sur le territoire du RLISS de Champlain, soit près de 10 % de l'ensemble des Ontariens.

« Nous sommes ravis de contribuer à cette importante initiative comme nous l'avons fait à l'égard d'autres programmes régionaux similaires », a indiqué Mark Groper, président et chef de la direction de DINMAR. « L'objectif universel consiste à améliorer l'efficience et

l'efficacité grâce à notre savoir-faire fonctionnel et technique pratique ainsi qu'à notre compréhension des meilleures pratiques et des tendances du secteur. »

**À propos du RLISS de Champlain**

Le RLISS de Champlain, dont le bureau principal est situé à Ottawa, comprend le comté de Renfrew, la ville d'Ottawa, de même que les comtés de Prescott et Russell, de Stormont, de Dundas et Glengarry, de Lanark et une partie de Leeds et Grenville. Pour plus de renseignements, consulter le site www.lhins.on.ca.

**À propos de DINMAR**

DINMAR, filiale en propriété exclusive d'Emergis inc., est un important fournisseur nord-américain de solutions de technologie de l'information destinées au secteur de la santé. La société offre une gamme diversifiée de services professionnels tels que la planification stratégique, les services de mise en oeuvre, la gestion du changement et le génie logiciel personnalisé, outre ses applications de logiciels commerciaux propres aux soins de santé. La société, dont le siège social est situé à Ottawa, compte des succursales régionales à Toronto, à Edmonton, à Melbourne et dans le nord de la Californie. Pour plus de renseignements, consulter le site www.dinmar.com.

**À propos d'Emergis**

Emergis, qui s'est portée acquéreur de DINMAR en juillet 2006, est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, aux hôpitaux, à de grandes entreprises, aux avocats ou notaires en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans notre rapport annuel, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 6 septembre 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un

manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter au *Rapport annuel* 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 6 SEPTEMBRE 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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**POUR RENSEIGNEMENTS :**

**Emergis :**
**Médias :** Ann-Marie Gagné, 450 928-6361
**Investisseurs :** John Gutpell, 450 928-6856

**DINMAR :**
**Marketing :** Doug McCourt, 707 658-5110


Emergis

> > > News release

## La Capitale chooses Emergis for drug, dental and extended health claims management

**Montréal, September 12, 2006** – Emergis Inc. (TSX: EME) signed a 10-year agreement today with La Capitale Insurance and Financial Services Inc. for the management of multi-benefit claims. With this agreement, Emergis will manage La Capitale's drug and dental claims starting March 2007, and extended health claims, at a later date. La Capitale is a new customer for Emergis and will be the first insurer to take advantage of Emergis' integrated multi-benefit Assure Claims solution. This solution includes not only the adjudication of drug claims, but also the adjudication of dental and extended health claims included in group insurance plans.

"The efficiency of the integrated solution of Emergis, the quality of its operations, its strong presence in Québec and Canada, and its willingness to work with us in creating solutions focused on our needs and those of our customers were the key factors in our decision," said Robert St-Denis, President and Chief Executive Officer of La Capitale's Personal Insurance Sector. "This solution will allow us to offer cutting-edge services to our customers and will make our group plans easier to personalize, differentiating us in this highly competitive market."

Emergis' Assure Claims solution makes it possible to process claims, including the management of information pertaining to each sponsor's group plan, management of claimants' eligibility, transmission, adjudication, direct payment to health care professionals and reimbursement of claims submitted by group plan participants to insurers such as La Capitale.

"We are happy to welcome La Capitale as our new customer," said Marc Filion, Executive Vice-President, Sales and Marketing, Health Claims Management of Emergis. "This new contract strengthens our position as a leader in claims management in Canada. It confirms the validity of our decision to invest in a portfolio of integrated solutions to manage all types of claims for our current and future customers. Our multi-benefit solution will allow La Capitale to benefit from innovative technology that will add value to the services it offers its customers."

Emergis delivers adjudication services to some of the largest insurers in Canada, which collectively represent about half of the private group health insurance market in the country. In 2005, Emergis reached the 50 million mark for adjudicated drug claims, and this number continues to grow. Emergis is also one of the largest electronic claims transport firms in Canada; in 2005, the Company transported over 130 million drug and dental claims. Its electronic network for the transportation of claims reaches 99% of Canadian pharmacies and all dentists in Canada whose practices are EDI-enabled.

**About La Capitale**

Well-represented throughout Québec, La Capitale Financial Group offers financial products and services to 600,000 staff members of more than 900 institutions in Québec's public and broader public sectors, as well as to the general public. It has nearly $2 billion in assets and employs more than 1,700 people. Increasingly considered a large insurer in Québec, La Capitale Insurance and Financial Services offers group insurance products to the private and public sectors. It is also involved in underwriting individual products.

**About Emergis**

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries and approximately 40% of all pharmacies. It also processes and enables transactions for the world's leading payment associations. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of September 12, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF SEPTEMBER 12, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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**Information:**
**Media:** Ann-Marie Gagné, 450 928-6361
**Investors:** John Gutpell, 450 928-6856


Emergis

# >>> Communiqué de presse

## Emergis choisie par La Capitale pour la gestion des demandes de règlement de médicaments, de soins dentaires et de soins de santé complémentaires

**Montréal, le 12 septembre 2006** – Emergis inc. (TSX: EME) a signé aujourd'hui une entente d'une durée de 10 ans avec La Capitale assurances et gestion du patrimoine inc. pour la gestion des demandes de règlement multibénéfices. À ce titre, Emergis prendra en charge pour La Capitale la gestion des demandes de règlement de médicaments et de soins dentaires à partir de mars 2007, et de soins de santé complémentaires à compter d'une date ultérieure. La Capitale est un nouveau client pour Emergis et sera de plus le premier assureur à profiter de la nouvelle solution intégrée multibénéfices Assure Demandes de règlement d'Emergis. Cette solution inclut non seulement l'adjudication des demandes de règlement des médicaments, mais aussi l'adjudication des demandes de règlement de soins dentaires et de soins de santé complémentaires compris dans les plans d'assurance collective.

« L'efficacité de la solution intégrée d'Emergis, la qualité de ses opérations, sa forte présence au Québec et au Canada, et son désir de travailler avec nous à la création de solutions axées sur nos besoins et ceux de nos clients sont les facteurs clés dans notre décision, a déclaré Robert St-Denis, président-directeur général du secteur Assurances de personnes de La Capitale. Cette solution nous permettra d'offrir des services d'avant-garde à nos clients et rendra nos régimes collectifs plus facilement personnalisables, ce qui nous distinguera dans un marché des plus compétitifs. »

La solution Assure Demandes de règlement d'Emergis permet le traitement des demandes de règlement, y compris la gestion des informations relatives aux régimes des preneurs, la gestion de l'admissibilité des demandeurs, la transmission, l'adjudication, le paiement direct aux professionnels de la santé ainsi que le remboursement des demandes soumises par les adhérents aux régimes collectifs des assureurs, comme La Capitale.

« Nous sommes fiers de compter La Capitale parmi les clients d'Emergis, a dit Marc Filion, vice-président exécutif, Ventes et Marketing, Demandes de règlement en santé d'Emergis. Ce nouveau contrat réaffirme notre position de chef de file en matière de gestion des demandes de règlement au Canada. Il confirme la validité de notre décision d'investir dans une gamme de solutions intégrées pour gérer l'ensemble des demandes de règlement de nos clients actuels et potentiels. Notre solution multibénéfices permettra à La Capitale de profiter d'une technologie de pointe qui contribuera à augmenter la valeur des services qu'elle offre à ses clients. »

Emergis assure la prestation de services d'adjudication pour certains des plus grands assureurs du Canada, qui représentent ensemble environ la moitié du marché canadien de l'assurance collective du secteur privé. En 2005, Emergis a franchi le cap des 50 millions de demandes de règlement de médicaments adjudiquées et ce chiffre est en croissance constante. Emergis est aussi la plus importante firme de transport de demandes de règlement électroniques au Canada ayant transporté plus de 130 millions de demandes de règlement de médicaments et de soins dentaires en 2005. Son réseau de transport électronique de demandes de règlement rejoint 99 % des pharmacies canadiennes et tous les dentistes du Canada en mesure de faire de l'échange électronique de données.

**À propos de La Capitale**

Bien présent dans l'ensemble du Québec, La Capitale groupe financier offre des produits et des services financiers aux 600 000 membres du personnel de plus de 900 institutions des secteurs public et parapublic québécois, ainsi qu'aux particuliers. Il possède un actif de près de 2 milliards $ et compte plus de 1 700 employés. De plus en plus considérée comme un assureur important au Québec, La Capitale assurances et gestion du patrimoine, une filiale de La Capitale groupe financier, offre des produits d'assurance collective aux secteurs privé et public. Elle œuvre également dans la souscription de produits individuels.

**À propos d'Emergis**

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, aux hôpitaux, à de grandes entreprises, aux avocats et notaires en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 12 septembre 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à

faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter au Rapport annuel 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 12 SEPTEMBRE 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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**Renseignements :**
**Médias :** Ann-Marie Gagné, 450 928-6361
**Investisseurs :** John Gutpell, 450 928-6856